(212) 701-3000

May 11, 2006

Jill S. Davis
Division of  Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

Re: Form 10-K for the year ended December 31, 2005 Filed February 27, 2006 Response Letter Dated April 14, 2006 File No. 1-16179

Dear Ms. Davis:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated May 1, 2006 regarding your comments to the Company’s Form 10-K for the year ended December 31, 2005. The Company has carefully considered each of your comments, and at the request and on behalf of the Company we respectfully provide the responses and supplemental information below. We believe, after reviewing the comments, that it is not necessary for the Company to amend its existing Form 10-K for the year ended December 31, 2005 and we propose responding to the relevant comments prospectively. For your convenience, we have reproduced each comment from your letter immediately before the Company’s response.

Note 2 Summary of Significant Accounting Policies, page 43

(b) Property and Equipment

Ms. Jill S. Davis
May 11, 2006

1. Comment

We note your response to prior comment five indicating that you will expand your disclosure to address your capitalized interest cost policy in future filings. Please provide us with a sample of your proposed capitalized interest cost policy disclosure and clarify what you mean by “intended use.”

Response: In future filings, the Company will include disclosure to address its capitalized interest policy as follows:

The Company capitalizes interest costs during the development phase of significant properties or projects to bring them to a condition where they are capable of use in oil and natural gas production operations. Interest capitalized is included in the cost of oil and natural gas assets and amortized with other costs on a unit-of-production basis.

(g) Revenue Recognition , page 44

2. Comment

We note your response to prior comment six indicating that you will expand your disclosure in future filings to i) address your revenue recognition policy for oil sales and ii) indicate how you apply the revenue recognition criteria set forth in SAB Topic 13.A. Please provide us with a sample of your proposed disclosure.

Response: In future filings, the Company will expand its disclosure to address its revenue recognition policy for oil sales and clearly indicate how it applies the revenue recognition criteria identified in SAB Topic 13.A as follows:

The Company records revenues from the sales of oil and natural gas when the product is delivered at a determinable price, title has transferred and collectibility is reasonably assured. When the Company has an interest with other producers in properties from which natural gas is produced, the Company uses the entitlement method for recording natural gas sales revenue. Under this method of accounting, revenue is recorded based on the Company’s net working interest in field production. Deliveries of natural gas in excess of the Company’s working interest are recorded as liabilities and under-deliveries are recorded as receivables. The Company had natural gas imbalance receivables of $0.2 million and $1.4 million at December 31, 2005 and 2004, respectively and had liabilities of $0.5 million at December 31, 2005 and 2004.

Ms. Jill S. Davis
May 11, 2006

Note 7 Tropical Weather, page 49

3. Comment

We note your response to prior comment eight indicating that you will classify your insurance proceeds received under operating or financing activities in accordance with paragraph 22(c). Please confirm, if true, that you will report cash inflows based on the nature of the loss, not based on how you spend or plan to spend the cash. In this regard, please clarify why none of your insurance proceeds would be classified as an investing cash flow.

Response: It was the Company’s intention to confirm that it will classify the proceeds from its insurance claims as cash flow from operating activities or investing activities as appropriate in accordance with paragraph 22(c) of SFAS 95. The reference to financing activities was not intended. The Company also confirms that it will report cash inflows based in the nature of the loss, not based on how it spends or plans or spend the cash.

Note 20 Supplementary Oil and Natural Gas Disclosures, page 61

Standardized Measure of Discounted Future Net Cash Flows Relating to Reserves, page 63

4. Comment

We have given further consideration to your presentation of the line Future development and abandonment costs in your standardized measure of discounted future net cash flows. As there is only provision for the use of the terms future development and production costs, please revise your presentation in future filings, to comply with paragraph 30 and Illustration 5 of SFAS 69.

Response: In future filings the Company will revise its presentation to refer to Future development and production costs rather than Future development and abandonment costs, as required by paragraph 30 and Illustration 5 of SPAS 69.

Controls and procedures, page 66

5. Comment

Ms. Jill S. Davis
May 11, 2006

We note your response to prior comment 11 indicating that you will revise your disclosures relating to controls and procedures to clarify that such disclosure controls are effective at the reasonable assurance level. As previously requested, please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level in connection with your current disclosure on Form 10-K or otherwise advise.

Response: The Company confirms that its disclosure controls and procedures were effective at the reasonable assurance level in connection with its current disclosures on Form 10-K.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,

/s/ John Schuster
John Schuster

Ms. Jill S. Davis
May 11, 2006

cc: Jonathan Duersch Joseph H. LeBlanc, Jr. John H. Peper Dina M. Bracci